Exhibit 99.1

Freeline Initiates Dosing of Second Cohort in MARVEL-1 Trial of FLT190 Gene Therapy Candidate for People with Fabry Disease

LONDON, October 4, 2022 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) today announced that the first patient has been dosed in the second dose cohort of the Phase 1/2 MARVEL-1 clinical trial of FLT190 in Fabry disease, a debilitating inherited disorder that leads to progressive organ damage and can result in early death as a result of a harmful build-up of fat in cells due to an enzyme deficiency.

“We believe FLT190 has the potential to be a life-changing therapy for people with Fabry disease by providing durable enzyme activity above the normal range with a one-time treatment, and we are excited to have initiated this cohort in MARVEL-1,” said Pamela Foulds, MD, Chief Medical Officer at Freeline. “We have multiple trial sites now open across five countries with more expected to open by year-end. We look forward to reporting updated safety and efficacy data in the first half of next year.”

Freeline recently reached alignment with the U.S. Food and Drug Administration to dose patients in MARVEL-1 in the United States. Efficacy and safety data from the first dose cohort of MARVEL-1 (in which patients received 7.5e11 vg/kg of FLT190) supported progression to the second, mid-dose cohort (1.5e12 vg/kg).

MARVEL-1 is an international, multicenter, adaptive dose-escalation and dose-expansion Phase 1/2 clinical trial in adult men (≥ 18 years) with classic Fabry disease. The trial is evaluating the safety and efficacy of one-time treatment with FLT190 in up to four dose cohorts. Efficacy measures include α-Gal A activity levels and clearance of globotriaosylceramide (Gb3) and globotriaosylsphingosine (lyso-Gb3) as measured in plasma and urine. In the dose-escalation part, patient dosing is staggered to allow for adequate monitoring of both safety and efficacy. Patients will be monitored for nine months after dosing and will be eligible to participate in a long-term follow-up study for at least five years (MARVEL-2).

About Fabry Disease

Fabry disease is caused by a mutation in the GLA gene, which encodes for the enzyme α-galactosidase A (α-Gal A) that is required to metabolize a certain type of fat called globotriaosylceramide 3 (Gb3). As a result of deficient α-Gal A production or function, Gb3 accumulates in the lysosome of various cell types and causes damage, commonly leading to a variety of painful and debilitating renal, cardiac, skin, neurological, and gastrointestinal conditions. A Gb3 metabolite, called lyso-Gb3, is considered a good biomarker for Fabry disease and may contribute to disease pathogenesis. Fabry disease can lead to premature death with renal failure and cardiac disease being the most common causes of death. Fabry disease affects approximately 16,000 people in the United States, European Union and Japan.

About FLT190 for Fabry Disease

FLT190 is a gene therapy candidate designed to generate durable plasma α-Gal A levels above the normal range to enable sufficient enzyme activity in relevant tissues with a one-time treatment. FLT190 uses Freeline’s proprietary AAVS3 capsid to introduce a functional GLA gene into liver cells to produce functional α-Gal A. AAVS3 has been rationally designed to enable effective liver cell transduction and strong and durable enzyme production at low doses and with a good safety profile. From the liver, α-Gal A can circulate in the blood and be taken up by various tissues in the body, where it is transported to the cells and lysosomes and can break down Gb3.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (AAV) vector-mediated systemic gene therapies. The company is dedicated to improving patient lives through innovative, one-time treatments that may provide functional cures for inherited, systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The company has clinical programs in hemophilia B, Fabry disease, and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the U.S.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline Therapeutics Holdings plc (the “Company”) regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding FLT190’s potential to be a life-changing therapy for people with Fabry disease by providing durable enzyme activity above the normal range with a one-time treatment and that the Company expects to open more sites in its MARVEL-1 clinical trial by year end and plans to report updated safety and efficacy data from such trial in the first half of next year, are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, enrollment, continuation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the United States, United Kingdom or European Union, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; business interruptions resulting from geopolitical actions, including global hostilities, war and terrorism, global pandemics or natural disasters, including earthquakes, typhoons, floods and fires; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the

Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing history, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

Arne Naeveke, PhD

Vice President, Head of Corporate Communications

arne.naeveke@freeline.life

+1 617 312 2521

IR Contact:

Naomi Aoki

naomi.aoki@freeline.life

Senior Vice President, Head of Investor Relations & Communications

+ 1 617 283 4298